Good morning,

Many investors are interested in the potential role of crypto, but accessing the asset class can be challenging. Direct ownership may involve crypto wallets, private keys, self-custody, and questions around which tokens to own—complexities that can make implementation difficult . T. Rowe Price Active Crypto ETF (TKNZ) offers a disciplined way to access crypto through an actively managed, multi-token exchange-traded product.

TKNZ provides exposure to leading crypto assets, including Bitcoin, Ethereum, Binance, XRP, Solana, Hyperliquid, and others. The adaptive strategy combines fundamental and quantitative analysis in a research-driven portfolio designed to manage risk and adjust exposures across changing market environments.

TKNZ seeks to:

●	Provide diversified exposure across multiple leading crypto assets, going beyond single-token and indexed approaches.
●	Adjust portfolio exposures as market conditions, momentum, and adoption trends evolve.
●	Offer convenient crypto access through an exchange-traded product structure, while helping avoid the operational challenges of direct ownership.

TKNZ may be worth a closer look for investors seeking exposure to a developing asset class as part of a diversified portfolio. The strategy may appeal to investors who want a more convenient way to access crypto exposure through a professionally managed, multi-token approach rather than selecting and holding individual crypto assets directly.

If you’d like to learn more about TKNZ and discuss how it may fit within your clients’ portfolios, please don’t hesitate to reach out.

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940.  The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus

IMPORTANT INFORMATION

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, visit troweprice.com. Read it carefully.

Risks:  All investments are subject to market risk, including the possible loss of principal. Interest rates:  A decline in interest rates may lower the fund’s yield, or a rise in the overall level of interest rates may cause a decline in the prices of fixed income securities held by the fund. Derivatives:  The use of derivatives exposes the fund to additional volatility and potential losses and the fund may not achieve the purpose of using the derivative. A derivative involves risks different from, and possibly greater than, the risks associated with investing directly in the reference or assets on which the derivative is based, including liquidity risk, valuation risk, correlation risk, market risk, interest rate risk, leverage risk, counterparty and credit risk, operational risk, management risk, legal risk, and regulatory risk. Written put options:  Writing put options on a security or index involves the risk that the fund may be required to buy the underlying security or index (or settle in cash an amount of equal value) at a disadvantageous price or above the market price of such underlying security or index, at the time the option is exercised, resulting in a loss on exercise equal to the amount by which the market price of the underlying security or index is below the exercise price minus the premium received. Stock investing:  Stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices.  See the prospectus for more detail on the fund’s principal risks.  Active Investing: Active investing may have higher costs than passive investing and may underperform the broad market or passive peers with similar objectives.

The information presented does not consider your firm’s or clients’ investment objectives. This communication does not undertake to give investment advice in a fiduciary capacity. T. Rowe Price Associates, Inc., and/or its affiliates receive revenue from T. Rowe Price investment products and services.

ETFs are bought and sold at market prices, not net asset value (NAV). Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions, which will reduce returns.

For Financial Professional Use Only. Not For Further Distribution.

This email may be considered advertising under federal law.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. ( “TRPIS ”) serves as the distributor of the Trust.

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